Exhibit 99.3

PRESS RELEASE

Addex Therapeutics Reports 2026 Half-Year Results

and Provides Corporate Update

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, September 28, 2026 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today reported its 2026 Half-Year and Second Quarter financial results and provided a corporate update.

“The successful raising of USD 2.8 million during the last quarter enables us to continue advancing our in-house GABAB cough program towards clinical development. Coupled with recent regaining of all rights to the GABAB PAM program for substance use disorders from Indivior, due to R&D rationalization following its merger with Supernus Pharmaceuticals, providing a valuable asset for Addex and solidifying our leading portfolio of drug candidates targeting GABAB receptor biology. Our spin-out company, Neurosterix made as well great progress and is on track to complete its Phase 1 clinical study with NTX-253, an M4 positive allosteric modulator with potential in schizophrenia, during the fourth quarter of 2026,” said Tim Dyer, CEO of Addex.

Operating Highlights:

•	Raised USD 2.8 million (CHF 2.2 million) through At the Market (ATM) offering agreement with H.C Wainwright & Co
•	Regained rights to GABAB positive allosteric modulator portfolio from Indivior
•	Spin-out company, Neurosterix continued to progress through Phase 1 clinical development with the M4 PAM candidate, NTX-253
•	Continued advancing GABAB PAM chronic cough candidate through preclinical development

Key H1 2026 Financial Data

CHF’ thousands	Q2 26	Q2 25	Change	H1 26	H1 25	Change
Income	10	36	(26)	18	107	(89)
R&D expenses	(38)	(234)	196	(74)	(391)	317
G&A expenses	(617)	(535)	(82)	(1,069)	(1,056)	(13)
Total operating loss	(645)	(733)	88	(1,125)	(1,339)	214
Finance result, net	2	6	(4)	—	(13)	13
Share of net loss of associates	(1,102)	(1,232)	130	(2,331)	(2,079)	(252)
Net loss from continuing operations	(1,745)	(1,959)	213	(3,456)	(3,432)	(24)
Net profit from discontinued operations	—	118	(118)	—	118	(118)
Net loss for the period	(1,745)	(1,841)	95	(3,456)	(3,314)	(142)
Basic and diluted net loss per share	(0.01)	(0.02)	0.01	(0.03)	(0.03)	—
Net decrease in cash during the period	(168)	(524)	356	(872)	(1,041)	169
Cash and cash equivalents as of June 30	767	2,301	(1,534)	767	2,301	(1,534)
Shareholders’ equity	1,909	7,213	(5,304)	1,909	7,213	(5,304)

Financial Summary:

Income, primarily related to the fair value of the services received from Neurosterix’s Group at zero cost, decreased by CHF 0.1 million in the six-month period ended June 30, 2026, compared to the same period ended June 30, 2025.

R&D expenses decreased by CHF 0.3 million in the six-month period ended June 30, 2026, compared to the same period ended June 30, 2025, primarily due to decreased GABAB PAM outsourced R&D expenses and reduced services received at zero cost from Neurosterix’s Group.

G&A expenses, primarily driven by staff costs and professional fees, remained stable around CHF 1.1 million in the six-month period ended June 30, 2026, compared to the same period ended June 30, 2025.

The net result decreased by CHF 0.1 million in the six-month period ended June 30, 2026, compared to the same period ended June 30, 2025, primarily due to reduced R&D expenses partially offset by an increased share of the net loss of Neurosterix’s Group.

Basic and diluted loss per share remained stable at CHF 0.03 per share for the six-month periods ended June 30, 2026 and 2025.

Cash and cash equivalents decreased to CHF 0.8 million at June 30, 2026, compared to CHF 2.3 million at June 30, 2025. The decrease of CHF 1.5 million between June 30, 2026, and June 30, 2025, is primarily due to operating activities partially offset by the sale of treasury shares and ADSs.

Post balance sheet event: From July 1, 2026 to August 25, 2026, the Group sold 52,970,533 shares at an average price of CHF 0.043 (USD 0.053) for total gross proceeds of CHF 2.3 million (USD 2.8 million).

2026 Half-Year Consolidated Financial Statements:

The 2026 Half-Year financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:

A conference call will be held today, on September 28, 2026, at 16:00 CEST (15:00 BST / 10:00 EDT / 07:00 PDT) to review the financial results. Tim Dyer, Chief Executive Officer and Mikhail Kalinichev, Head of Translational Science, will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

1.

Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.

2.

In the 10 minutes prior to the call’s start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Webcast registration link: Registration webcast

Conference call registration link: Registration conference media

About Addex Therapeutics

Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is a Phase 2 ready asset under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex is developing a GABAB PAM drug candidate for substance use disorders that has successfully completed IND enabling studies and a second GABAB PAM program for chronic cough, which is ready to start IND enabling studies. Addex holds a 20% equity interest in a private spin-out company, Neurosterix US Holdings LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, psychosis and mood-related disorders, and a mGlu7 NAM for mood disorders. In addition, Addex has invested in Stalicla, a private Swiss company pioneering a precision medicine approach for neurodevelopmental and neuropsychiatric disorders.

Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com.

Contacts:
Tim Dyer	Mike Sinclair
Chief Executive Officer	Partner, Halsin Partners
Telephone: +41 22 884 15 55	+44 (0)7968 022075
PR@addextherapeutics.com	msinclair@halsin.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.